January 8, 2013

Via Edgar and Facsimile

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Jennifer Hardy
Special Counsel
Division of Corporation Finance

Amanda Ravitz
Assistant Director
Division of Corporation Finance

Re:	China Yuchai International Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 19, 2012
File No. 1-13522

Ladies and Gentlemen:

This letter sets forth the response of China Yuchai International Limited (“We” or “China Yuchai”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated December 21, 2012, with respect to the above-referenced Form 20-F. For the Staff’s convenience, the Staff’s comment is set forth before our response.

General

1.	We note your response to comment 1 in our letter dated December 4, 2012. You state that you sold an insignificant percentage of products directly into Cuba through the expiration of the memorandum of understanding in 2010. Please tell us the amounts of direct unit and revenue sales into Cuba and the percentage of total sales those amounts represented, for 2009 and 2010, as the information in Appendix I relates only to indirect unit and revenue sales in Cuba and the other countries covered.

1.	We respectfully advise the Staff that on further analysis we have determined that no products were directly sold by Guangxi Yuchai into Cuba pursuant to the memorandum of understanding. The memorandum of understanding was signed among our main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“Guangxi Yuchai”), a third-party Chinese export agency and the Cuban government, as we previously disclosed in our response letter dated August 4, 2006 to the Staff. Pursuant to the memorandum of understanding, Guangxi Yuchai sold its products to the Chinese export agency who then resold those products into Cuba.

In our Form 20-F for the year ended December 31, 2009, we disclosed that Guangxi Yuchai had agreed to sell an aggregate of 20,000 engines pursuant to the memorandum of understanding over a four year period between 2006 and 2010. A total of 20,181 engines were actually sold in this manner by Guangxi Yuchai pursuant to the memorandum of understanding over a period of 4 years from 2006 to 2010. 12,000 engines were sold in 2007 and additional 8,181 engines were sold three years later in 2010 due to the global financial crisis in 2008 and 2009. We will include disclosure of the indirect sale of 8,181 engines in 2010 into Cuba pursuant to the memorandum of understanding in our future filings.

We also respectfully submit that while we indirectly sold 149 engines into Cuba in 2009, those sales were not pursuant to the memorandum of understanding as erroneously reported in our Form 20-F for the years ended December 31, 2010 and 2009. We will revise the disclosure in our future filings. As disclosed in our prior response letter dated December 18, 2012, the total unit sales into Cuba, including pursuant to the memorandum of understanding, represented 0.03% and 1.59% of our total sales in 2009 and 2010, respectively.

Please do not hesitate to contact Mr. Leong Kok Ho, CFO of China Yuchai, at (65) 6322-6251 if you have further questions or comments.

Respectfully submitted,

/s/ Benny H Goh
Benny H Goh
President and Director

cc:	Deborah Foo
General Counsel
China Yuchai International Limited

Leong Kok Ho
Chief Financial Officer
China Yuchai International Limited

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